

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 2, 2010

Via U.S. Mail and Facsimile (432) 682-1452

Mr. Clayton W. Williams
Chairman, President, and Chief Executive Officer
Clayton Williams Energy, Inc.
Six Deta Drive, Suite 6500
Midland, Texas 79705-5510

> **Re:    Clayton Williams Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Definitive Proxy Statement filed March 26, 2010**
> **File No. 1-10924**

Dear Mr. Williams:

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Properties

Reserves, page 26

1.    We note that you have grouped together your proved reserves related to crude oil, condensate, and NGLs.  Please explain why you do not believe it is necessary to disclose separately these three products.

2.    Please discuss the technologies used to establish the appropriate level of certainty for reserve estimates from material properties included in material additions to your reserve estimates.  See Item 1202(a)(6) of Regulation S-K and Section II.G.2 of SEC Release 33-8995 for further guidance.

3.      Please expand your disclosure to provide information about your delivery
         commitments to comply with Item 1207 of Regulation S-K.

Acreage, page 32

4.      Please provide all the disclosure that Item 1208(b) of Regulation S-K requires.

Financial Statements

Note 19 – Oil and Gas Reserve Information (Unaudited), page F-31

5.      Please expand your disclosure to provide information about your exploratory well
         costs and activities to comply with FASB ASC paragraph 932-235-50-1B.

Exhibit 23.1

6.      We note that the auditor's consent you filed as exhibit 23.1 has not been signed.
         Please obtain and file a signed auditor's consent with each applicable filing or in an
         amended Form 10-K.

Exhibits 99

7.      Please obtain and file revised reports to give effect to the following two comments.

8.      The third party reports should address all required items listed under Item 1202(a)(8)
         of Regulation S-K.   In this regard, for instance:
         • Neither the Williamson report in Ex. 99.1 nor the Ryder Scott report in Ex.
           99.2 appears to disclose the proportion of your total reserves covered by the
           report;
         • The Williamson report does not appear to adequately discuss the possible
           effects of regulation on the ability of the registrant to recover the estimates of
           reserves;
         • The Williamson report does not appear to provide a statement that all such
           assumptions, data, methods, and procedures used were appropriate for the
           purpose served by the report; and
         • The Williamson report does not appear to provide a statement that it used all
           methods and procedures it considered necessary under the circumstances.

9.      It is unclear whether the hydrocarbon prices used in preparation of the Williamson
         report are based on the average prices during the 12-month period prior to the ending
         date of the period covered by the report, determined using unweighted arithmetic
         averages of the prices in effect on the first-day-of-the-month.

 Exhibit 99.2

10.     The closing paragraph states in part that the report "was prepared for the exclusive
         use and sole benefit of Southwest Royalties, Inc. and may not be put to other use

Mr. Clayton W. Williams
Clayton Williams Energy, Inc.
June 2, 2010
Page 3

without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Definitive Proxy Statement filed March 26, 2010

Election of Two Directors, page 9

11.     In future filings, please disclose for all nominees and directors, including those not up for re-election in a particular year, the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as your director at the time that the disclosure is made, in light of your business and structure. See Item 401(e) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  You may contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director